Exhibit 99.1

FOR IMMEDIATE RELEASE

Contacts:
	Charles Funk	Nicholas Schrup III
	MidWestOne Financial Group, Inc.	ATBancorp
	President & CEO	Chairman & President
	319.356.5800	563.582.1841

MidWestOne Financial Group, Inc. to Acquire ATBancorp

•                                          Creation of a $4.7bn+ asset publicly-traded financial services company

•                                          Acquisition will create one of the premier banking franchises headquartered in Iowa

IOWA CITY, IA and DUBUQUE, IA, August 22, 2018 — MidWestOne Financial Group, Inc. (“MidWestOne”) (NASDAQ: MOFG) and ATBancorp today jointly announced the execution of a definitive merger agreement providing for the acquisition of ATBancorp by MidWestOne in a transaction valued at approximately $170.3 million based on MidWestOne’s August 20, 2018 stock price of $32.92 per share. The combined company will have approximately $4.7 billion in assets with over 60 branches throughout Iowa, Minnesota, Wisconsin, Florida and Colorado.

“We are very pleased and delighted that ATBancorp has agreed to join with MidWestOne, creating one of the premier banking franchises headquartered in Iowa,” commented Charles Funk, President and Chief Executive Officer of MidWestOne. “ATBancorp has a rich heritage in one of Iowa’s finest cities.  For over a century their company has evolved, extending their brand to the Dyersville area west of Dubuque, to Southwest Wisconsin and westward to Des Moines.  We are appreciative of the excellence ATBancorp has shown in taking care of their customers and we envision a solid melding of our similar cultures.”

“We are very excited to join MidWestOne,” said Nicholas Schrup III, ATBancorp’s Chairman and President.  “MidWestOne shares our commitment to providing relationship banking together with responsive customer service.  As part of the MidWestOne team, we will continue to provide the highly personalized experience our clients have come to expect while providing these clients with an expanded suite of products and services.  This partnership will be a long-term benefit to our shareholders, clients and the communities we serve.”

ATBancorp operates 12 branches in Iowa and five branches in Southwest Wisconsin.  American Trust & Savings Bank was founded in 1911 and ranks second in total market deposits in Dubuque County.  As of June 30, 2018, ATBancorp had approximately $1.4 billion in total assets with $1.1 billion in deposits, of which 84% were core deposits and $1.1 billion in loans.  ATBancorp had over $1.1 billion in trust assets under administration, as of June 30, 2018, that would be acquired pursuant to the transaction.  As of June 30, 2018, MidWestOne had assets of approximately $3.3 billion, operating 24 branches in Iowa, 13 branches in Minnesota, four branches in Wisconsin, two branches in Florida, and one branch in Colorado.

Following the acquisition, MidWestOne will add two additional board members to its Board of Directors.  There are no planned changes to MidWestOne’s current executive management team.

Under terms of the definitive merger agreement, the aggregate consideration to be paid by MidWestOne for ATBancorp will consist of stock consideration at an exchange ratio of 117.5500x and fixed cash consideration of $34.8 million.  MidWestOne expects the transaction to be 15%+ accretive to its earnings per share in 2019 (excluding one-

time transaction expenses) and 2020.  The definitive merger agreement has been unanimously approved by the boards of directors of both companies.  The acquisition is expected to close during the first quarter of 2019 and is subject to approval by ATBancorp’s and MidWestOne’s respective shareholders and regulatory agencies, as well as other customary closing conditions.

Piper Jaffray & Co. acted as financial advisor and Shapiro Bieging Barber Otteson LLP served as legal counsel to MidWestOne.  Sandler O’Neill + Partners, L.P. acted as financial advisor and Barack Ferrazzano Kirschbaum & Nagelberg LLP served as legal counsel to ATBancorp.

Conference Call Details

MidWestOne will host a conference call for investors at 10:00 a.m., CDT, on Wednesday, August 22, 2018. To participate, please dial 866-233-3483 at least fifteen minutes before the call start time. If you are unable to participate on the call, a replay will be available until November 22, 2018, by calling 877-344-7529 and using the replay access code of 10123492.  A transcript of the call will also be available on the company’s web site (www.midwestone.com) within two business days of the event.

About MidWestOne Financial Group, Inc.

MidWestOne is a financial holding company headquartered in Iowa City, Iowa. MidWestOne is the parent company of MidWestOne Bank, which operates banking offices in Iowa, Minnesota, Wisconsin, Florida, and Colorado. MidWestOne provides electronic delivery of financial services through its website, MidWestOne.com. MidWestOne trades on the Nasdaq Global Select Market under the symbol “MOFG”.

About ATBancorp

ATBancorp was formed in 1985 to serve as the bank holding company for American Trust & Savings Bank. Today ATBancorp is a two-bank holding company for American Trust and American Bank & Trust, Wisconsin. Headquartered in Dubuque, Iowa, ATBancorp is a banking organization with assets in excess of approximately $1.4 billion serving nine communities through 17 banking facilities in Eastern and Central Iowa and Southwest Wisconsin.

Supplemental Information

A slide presentation including financial and transaction-related information is attached to MidWestOne’s Form 8-K filing with the SEC on August 22, 2018 and also may be found at www.midwestone.com, under the tab “About MidWestOne Financial Group” and then under “SEC Filings.”

Additional Information and Where You Can Find It

MidWestOne intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC in connection with the proposed transaction to register the shares of its common stock that will be issued to ATBancorp shareholders in the proposed transaction. The Registration Statement will include a preliminary joint proxy statement/prospectus that will be used to solicit proxies for the special meetings of shareholders of MidWestOne and ATBancorp at which the proposed transaction will be considered. MidWestOne and ATBancorp will mail a definitive joint proxy statement/prospectus and other relevant materials to their respective shareholders. Shareholders are advised to read, when available, the preliminary joint proxy statement/prospectus, and amendments thereto, and the definitive joint proxy statement/prospectus because these documents will contain important information about MidWestOne, ATBancorp and the proposed transaction. When filed, these documents and other documents relating to the proposed transaction filed by MidWestOne can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing MidWestOne’s website at www.midwestone.com under the tab “About MidWestOne Financial Group” and then under “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from MidWestOne upon written request to MidWestOne Financial Group, Inc., Attention: Barry Ray, P.O. Box 1700, Iowa City, IA 52244 or by calling (319) 356-5800, or from ATBancorp, upon written request to ATBancorp, Attention: Secretary, 895 Main Street, Dubuque, Iowa 52001 or by calling (563) 589-7178.

Participants in Solicitation

MidWestOne, ATBancorp and certain of their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and officers of MidWestOne may be found in the definitive proxy statement of MidWestOne relating to its 2018 Annual Meeting of Shareholders filed with the SEC by MidWestOne on March 9, 2018. Information about the directors and executive officers of ATBancorp will be included in the joint proxy statement/prospectus when it is filed as part of the Registration Statement. This definitive joint proxy statement/prospectus can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement and other relevant materials to be filed by MidWestOne with the SEC in conjunction with the proposed transaction (when they become available).

Cautionary Note Regarding Forward Looking Statements

Statements made in this release, other than those concerning historical financial information, may be considered forward-looking statements, which speak only as of the date of this document and are based on current expectations and involve a number of assumptions. These include, among other things, statements regarding future results or expectations. MidWestOne intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and is including this statement for purposes of these safe harbor provisions. MidWestOne’s ability to predict results, or the actual effect of future plans or strategies, is inherently uncertain. Factors that could cause actual results to differ from those set forth in the forward-looking statements or that could have a material effect on the operations and future prospects of MidWestOne include, but are not limited to: (1) the strength of the local and national economy; (2) the risks of mergers, including the proposed transaction with ATBancorp, acquisitions and divestitures, including, without limitation, the related time and costs of implementing such transactions, integrating operations as a part of these transactions and possible failures to achieve expected gains, revenue growth and/or expense savings from such transactions (3) changes in interest rates, legislative/regulatory changes, monetary and fiscal policies of the U.S. government, including policies of the U.S. Treasury and the Federal Reserve Board, and changes in the scope and cost of Federal Deposit Insurance Corporation insurance and fees; (4) the loss of key executives or employees; (5) changes in the quality and composition of MidWestOne’s loan and securities portfolios, demand for loan products and deposit flows;(6) changes in the assumptions and estimates underlying the establishment of reserves for possible loan losses and other estimates; (7) the effects of competition and the overall demand for financial services in MidWestOne’s market areas; (8) MidWestOne’s ability to implement new technologies and develop and maintain secure and reliable electronic systems; (9) changes in accounting principles, policies, and guidelines; and (10) other risk factors detailed from time to time in filings made by MidWestOne with the SEC.